Exhibit 12.2

                       PINNACLE WEST CAPITAL CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                             (THOUSANDS OF DOLLARS)

                                                   Nine Months
                                                      Ended
                                                     9/30/02     2001       2000       1999       1998       1997
                                                    --------   --------   --------   --------   --------   --------
Earnings:
    Income from continuing operations ...........   $230,038   $327,367   $302,332   $269,772   $242,892   $235,856
    Income taxes ................................    150,656    213,535    194,200    141,592    138,589    126,943
    Fixed Charges ...............................    165,416    211,958    202,804    195,619    216,423    234,895
                                                    --------   --------   --------   --------   --------   --------
      Total .....................................   $546,110   $752,860   $699,336   $606,983   $597,904   $597,694
                                                    ========   ========   ========   ========   ========   ========

Fixed Charges:
    Interest expense ............................   $141,149   $175,822   $166,447   $157,142   $163,975   $177,383
    Estimated interest portion of annual rentals      24,267     36,136     36,357     36,928     37,209     37,818
                                                    --------   --------   --------   --------   --------   --------
      Total .....................................   $165,416   $211,958   $202,804   $194,070   $201,184   $215,201
                                                    ========   ========   ========   ========   ========   ========

Preferred Stock Dividend Requirements:
    Income before income taxes ..................   $380,694   $540,902   $496,532   $411,364   $381,481   $362,799
    Net income from continuing operations .......    230,038    327,367    302,332    269,772    242,892    235,856
                                                    --------   --------   --------   --------   --------   --------
    Ratio of income before income taxes to net
      income ....................................      1.655      1.652      1.642      1.525      1.571      1.538
    Preferred stock dividends ...................         --         --         --      1,016      9,703     12,803
                                                    --------   --------   --------   --------   --------   --------

    Preferred stock dividend requirements - ratio
      (above) times preferred stock dividends ...         --         --         --      1,549     15,239     19,694
                                                    ========   ========   ========   ========   ========   ========

Fixed Charges and Preferred
Stock Dividend Requirements:
    Fixed charges ...............................   $165,416   $211,958   $202,804   $194,070   $201,184   $215,201
    Preferred stock dividend requirements .......         --         --         --      1,549     15,239     19,694
                                                    --------   --------   --------   --------   --------   --------
      Total .....................................    165,416    211,958    202,804    195,619    216,423    234,895
                                                    ========   ========   ========   ========   ========   ========

Ratio of earnings to combined fixed charges
  and preferred stock dividend requirements
  (rounded down) ................................       3.30       3.55       3.44       3.10       2.76       2.54
                                                    ========   ========   ========   ========   ========   ========